Exhibit 99.1

Press Release

 Eltek Announces the Terms of Rights Offering

PETACH-TIKVA, Israel, November 9, 2020 - Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards, today provided the key dates and terms of its rights offering.

A registration statement relating to the rights offering has been filed with the U.S. Securities and Exchange Commission (“SEC”) and was declared effective today.

Under the terms of the rights offering, Eltek is distributing to its holders of ordinary shares as of the record date of November 9, 2020, at no charge, one non-transferable subscription rights for each three ordinary shares held or deemed held on the record date. Each right entitles the holder to purchase one ordinary share, at a subscription price of $3.90 per ordinary share. The subscription rights are non-transferable and may only be exercised during the subscription period of November 9, 2020 through 5:00 PM ET on December 2, 2020.

The calendar for the rights offering, unless extended or modified in Eltek’s sole discretion, is as follows:

•	Monday, November 9, 2020: Record Date and Subscription Period Begins
•	Wednesday December 2, 2020: Subscription Period Ends 5:00 PM ET
Holders who exercise their subscription rights in full will be entitled, if available, to subscribe for additional ordinary shares that are not purchased by other shareholders, on a pro rata basis.

The  estimated net proceeds from the rights offering of  approximately $5.6 million, assuming full participation in the rights offering and after deducting expenses related to the rights offering, will be used to repay our existing indebtedness to Nistec (our controlling shareholder), for working capital and other general corporate purposes, including investment in fixed assets.

The rights offering, is being made only by means of a written prospectus. A prospectus is available on the SEC’s website at https://www.sec.gov. Copies of the final prospectus for the rights offering may be obtained, when available, from D.F. King & Co. Inc., at eltek@dfking.com, or at (800)-283-2170.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these ordinary shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Eltek
Eltek – “Innovation Across the Board”, is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), and is the Israeli leader in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek is ITAR compliant and has AS-9100 and NADCAP Electronics certifications. Its customers include leading companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, R&D, production and marketing center are located in Israel. Eltek also operates through its subsidiaries in North America and in Europe and by agents and distributors in Europe, India, South Africa and South America.

For more information, visit Eltek’s web site at www.nisteceltek.com.

Forward Looking Statements:
Some of the statements included in this press release may be forward-looking statements that involve a number of risks and uncertainties including, but not limited to expected results in future quarters, the impact of the Coronavirus on the economy and our operations, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company’s Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission. Any forward-looking statements set forth in this press release speak only as of the date of this press release. The information found on our website is not incorporated by reference into this press release and is included for reference purposes only.

Investor Contact:
Eli Yaffe	Alon Mualem
Chief Executive Officer	Chief Financial Officer
eliy@nisteceltek.com	alonm@nisteceltek.com
+972-3-9395023	+972-3-9395023